April 27, 2015

Via EDGAR Transmission and E-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Ocata Therapeutics, Inc.: Registration Statement on Form S-3 filed October 14, 2014, as amended on April 3, 2015 (File No. 333-199309)

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Ocata Therapeutics, Inc. (formerly known as Advanced Cell Technology, Inc.) (the “Registrant”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement on Form S-3 so that it may become effective at 4:30 p.m. (Washington, DC time) on Monday, April 27, 2015, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact William Collins of Goodwin Procter LLP at (617) 570-1447.

Sincerely, Ocata Therapeutics, Inc. By: /s/ Edward Myles Name: Edward Myles Title: Chief Operating Officer and Chief Financial Officer

cc:	Brian Pitko, U.S. Securities and Exchange Commission
Mitchell S. Bloom, Esq., Goodwin Procter LLP (by email)
William Collins, Esq., Goodwin Procter LLP (by email)